SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-21739
                                                                         -------

                           NOTIFICATION OF LATE FILING

(Check One):      [ X ] Form 10-K       [  ] Form 11-K       [  ] Form 20F
                  [   ] Form 10-Q       [  ] Form N-SAR

         For Period Ended:  June 30, 2000
                            -------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K


           For the Transition Period Ended:
                                            ------------------------------------

           READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

           ---------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   EUROPEAN MICRO HOLDINGS, INC.
                           -----------------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number):

                           6073 N.W. 167TH STREET, UNIT C-25
                           ---------------------------------

City, state and zip code:  MIAMI, FLORIDA  33015
                           ---------------------


                                     PART II
                             RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           Management has devoted a significant amount of time and resources to negotiating the terms of a credit facility with SouthTrust Bank. This credit facility would replace the Company's existing credit facility with SouthTrust Bank. As a result of this development, the Company respectfully requests an extension for up to 15 calendar days to prepare and finalize its financial statements for the fiscal year ended June 30, 2000.

                                     PART IV
                                OTHER INFORMATION

           1. Name and telephone number of person to contact in regard to this notification:

                   Frank Cruz              (305)                  825-5565
                   -------------------------------------------------------------
                   (Name)                (Area code)          (Telephone number)

           2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ]  Yes  [  ] No

           3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ X ]  Yes  [  ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           See Attachment.





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
                                                                     FORM 12b-25



                          EUROPEAN MICRO HOLDINGS, INC.
                          -----------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 2000        By:  /s/  John B. Gallagher
                                     ---------------------------------
                                     John B. Gallagher, C0-President


                INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

           1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

           2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

           3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

           4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

           5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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
                                                                     FORM 12b-25

                                   ATTACHMENT
                       (CHANGES IN RESULTS OF OPERATIONS)

           The Company expects to report a net loss of between approximately $3.0 million and $3.5 million in the fiscal year ended June 30, 2000, compared to net income of $0.9 million in the fiscal year ended June 30, 1999. This net loss was primarily attributable to a decline of approximately $2.2 million in the Company's gross profit (excluding the gross profit attributable to American Micro Computer Center) and an increase in operating expenses, including approximately $0.8 million of legal fees incurred in connection with a lawsuit involving Big Blue Europe and approximately $1.2 million of expenses incurred in preparing an evaluation and feasibility study for and initial development of the Company's proposed business-to-business electronic commerce project. The lower gross profit and higher expenses were partially offset by the $0.4 million of net income attributable to American Micro Computer Center.






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